SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Diedrich Coffee, Inc.

(Name of Subject Company (Issuer))

Marty Acquisition Sub, Inc. (Offeror)

Peet’s Coffee & Tea, Inc. (Parent of Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Thomas P. Cawley

Chief Financial Officer

Peet’s Coffee & Tea, Inc.

1400 Park Avenue

Emeryville, California 94608-3520

Tel: (510) 594-2100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenneth L. Guernsey

David A. Lipkin

Gian-Michele a Marca

Cooley Godward Kronish LLP

101 California Street, 5th Floor

San Francisco, California 94111-5800

Tel: (415) 693-2000

Fax: (415) 693-2222

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$164,502,698.25	$9,179.25

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $26.125, the average of the high and low per share prices of Diedrich Coffee, Inc. common stock, par value of $0.01 per share, as reported on the Nasdaq Capital Market on November 16, 2009, and (ii) 6,296,754, the estimated maximum number of shares of Diedrich Coffee, Inc. common stock to be received by Peet’s Coffee & Tea, Inc. pursuant to the exchange offer and subsequent Merger.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for fiscal year 2010, issued October 30, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: $4,174.08	Filing Party: Peet’s Coffee & Tea, Inc.
Form or Registration No.: Form S-4	Date Filed: November 17, 2009

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Marty Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Peet’s Coffee & Tea, Inc., a Washington corporation (“Peet’s”), to purchase each outstanding share of common stock, par value $0.01 per share, of Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), for consideration consisting of $17.33 in cash, without interest, and a fraction of a share of Peet’s common stock, no par value, having a value equal to $8.67 based on a formula as provided in the Merger Agreement (as defined below), provided that in no event will such fraction exceed 0.315 of a share of Peet’s common stock, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Purchase, dated November 17, 2009 (the “Prospectus/Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 2, 2009, as amended from time to time, by and among Peet’s, the Purchaser and Diedrich (the “Merger Agreement”), which contemplates the Offer and the subsequent Merger of the Purchaser with and into Diedrich (the “Merger”) with Diedrich surviving as a wholly-owned subsidiary of Peet’s. Peet’s has filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-4 relating to the shares of Peet’s common stock to be issued to stockholders, and holders of options and warrants to purchase shares of common stock, of Diedrich in the Offer and the Merger (the “Registration Statement”). The terms and conditions of the Offer and the Merger are described in the Prospectus/Offer to Purchase which is a part of the Registration Statement, and the related Letter of Transmittal, which are Exhibits (a)(1) and (a)(2) hereto, respectively.

Notwithstanding anything to the contrary in the Prospectus/Offer to Purchase, in the event that pursuant to Nasdaq Listing Rule 5635(a) (or its successor), the issuance of shares of Peet’s common stock (or rights with respect thereto) pursuant to the Offer and the Merger would otherwise require the approval of the stockholder of Peet’s, then the fraction of a share of Peet’s common stock issuable to Diedrich stockholders pursuant to the Offer and the Merger will be reduced to be the greatest fraction of a share of Peet’s common stock that would, if distributable to Diedrich stockholders pursuant to the offer and the merger, not require the approval of the shareholders of Peet’s with respect to such issuance.

All of the information in the Prospectus/Offer to Purchase and the related Letter of Transmittal, and any prospectus supplement or other amendment thereto is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Introduction” and “Questions and Answers Regarding the Transaction” in the Prospectus/Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Diedrich Coffee, Inc., a Delaware corporation. Diedrich’s principal executive offices are located at 28 Executive Park, Suite 200, Irvine, CA 92614. Diedrich’s telephone number at that address is (949) 260-1600.

(b) The information set forth under “Introduction” in the Prospectus/Offer to Purchase is incorporated herein by reference.

(c) The information set forth under “Comparative and Historical Per Share Market Price Data” in the Prospectus/Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule TO is filed by the Purchaser and Peet’s. The information set forth under “Information Relating to Peet’s and the Purchaser” and Schedule I in the Prospectus/Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the Prospectus/Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth under “Introduction,” “Background of the Transaction,” “The Offer,” “Interests of Certain Persons in the Transaction,” “The Merger Agreement,” “Other Agreements Related to the Transaction,” “Information Relating to Diedrich” and “Information Relating to Peet’s and the Purchaser” in the Prospectus/Offer to Purchase is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two (2) years which would be required to be disclosed under this Item 5 between any of the Purchaser or Peet’s or any of their respective subsidiaries or, to the best knowledge of the Purchaser and Peet’s, any of those persons listed on Schedule I to the Prospectus/Offer to Purchase, on the one hand, and Diedrich or its affiliates, on the other, concerning a merger, a consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or transfer of a material amount of assets.

ITEM 6.	PURPOSES OF THIS TRANSACTION AND PLANS OR PROPOSALS.

The information set forth under “Introduction,” “Background of the Transaction,” “The Offer,” “Comparative and Historical Per Share Market Price Data,” “The Merger Agreement” and “Other Agreements Related to the Transaction” in the Prospectus/Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth under “Questions and Answers Regarding the Transaction,” “Risk Factors,” “Source and Amount of Funds,” “The Merger Agreement,” “Other Agreements Related to the Transaction,” “Unaudited Pro Forma Condensed Combined Financial Information” in the Prospectus/Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth under “Introduction,” “Background of the Transaction,” “The Offer,” “Interests of Certain Persons in the Transaction,” “The Merger Agreement,” “Other Agreements Related to the Transaction,” “Information Relating to Diedrich” and “Information Relating to Peet’s and the Purchaser” and Schedule I in the Prospectus/Offer to Purchase is incorporated herein by reference. Except as set forth therein, none of Peet’s, its subsidiaries (including the Purchaser) or any of their officers and directors owns or has any interest in any shares of Diedrich common stock, nor have they engaged in any transactions with respect to shares of Diedrich common stock in the past 60 days.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth under “Introduction” and “The Offer” in the Prospectus/Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	The information set forth under “Summary Selected Consolidated Financial Data,” “Summary Selected Unaudited Pro Forma Condensed Combined Financial Data” and “Unaudited Pro Forma Condensed Combined Financial Information” in the Prospectus/Offer to Purchase and the financial statements in Peet’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2009 and Peet’s Annual Report on Form 10-K for the year ended December 28, 2008 are incorporated herein by reference. Copies of such reports should be available for inspection at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549, and at the regional offices of the SEC located at 3 World Financial Center, Suite 400, New York, NY 10281 and 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Peet’s that have been filed via the EDGAR System.

(b)	The information set forth under “Unaudited Pro Forma Condensed Combined Financial Information” in the Prospectus/Offer to Purchase is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	The information set forth under “Introduction,” “Background of the Transaction,” “Risk Factors,” “The Offer,” “The Merger Agreement” and “Other Agreements Related to the Transaction,” in the Prospectus/Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in the Prospectus/Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a	)(1)	Prospectus/Offer to Purchase relating to shares of Peet’s Common Stock to be issued in the Offer and the Merger (incorporated by reference from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a	)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 from Peet’s Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(5)	Form of Letter to Clients with respect to the Prospectus/Offer to Purchase for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(6)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(7)	Press Release issued by Peet’s Coffee & Tea, Inc. on November 2, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 3, 2009)

(a)(8)	Summary Newspaper Advertisement published in The Wall Street Journal on November 17, 2009

(b)(1)	Commitment Letter dated as of November 2, 2009, among Peet’s Coffee & Tea, Inc., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.1 from the Form 8-K filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 4, 2009)

(d)(1)	Agreement and Plan of Merger, dated as of November 2, 2009, by and among Peet’s Coffee & Tea, Inc., Marty Acquisition Sub, Inc. and Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.1 from the Form 8-K filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 4, 2009)

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of November 17, 2009, by and among Peet’s Coffee & Tea, Inc., Marty Acquisition Sub, Inc. and Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.2 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(d)(3)	Stockholder Agreement, dated as of November 2, 2009, by and between Peet’s Coffee & Tea, Inc. and Paul C. Heeschen (incorporated by reference to Exhibit 2.2 from the Form 8-K filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 4, 2009)

(d)(4)	Form of Stockholder Agreement dated as of November 2, 2009, between Peet’s Coffee & Tea, Inc. and certain directors and executive officers of Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.3 from the Form 8-K filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 4, 2009)

(d)(5)	Confidentiality Agreement, dated as of September 27, 2008, by and between Diedrich Coffee, Inc., Heeschen & Associates and Paul C. Heeschen, on the one hand, and Peet’s Coffee & Tea, Inc. on the other

(g)	Not applicable

(h)	Not applicable

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARTY ACQUISITION SUB, INC.

By:	/S/ PATRICK J. O’DEA
Name:	Patrick J. O’Dea
Title:	President and Chief Executive Officer

PEET’S COFFEE & TEA, INC.

By:	/S/ PATRICK J. O’DEA
Name:	Patrick J. O’Dea
Title:	President and Chief Executive Officer

Dated: November 17, 2009

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Prospectus/Offer to Purchase relating to shares of Peet’s Common Stock to be issued in the Offer and the Merger (incorporated by reference from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(5)	Form of Letter to Clients with respect to the Prospectus/Offer to Purchase for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(6)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(7)	Press Release issued by Peet’s Coffee & Tea, Inc. on November 2, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 3, 2009)

(a)(8)	Summary Newspaper Advertisement published in The Wall Street Journal on November 17, 2009

(b)(1)	Commitment Letter dated as of November 2, 2009, among Peet’s Coffee & Tea, Inc., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.1 from the Form 8-K filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 4, 2009)

(d)(1)	Agreement and Plan of Merger, dated as of November 2, 2009, by and among Peet’s Coffee & Tea, Inc., Marty Acquisition Sub, Inc. and Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.1 from the Form 8-K filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 4, 2009)

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of November 17, 2009, by and among Peet’s Coffee & Tea, Inc., Marty Acquisition Sub, Inc. and Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.2 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(d)(3)	Stockholder Agreement, dated as of November 2, 2009, by and between Peet’s Coffee & Tea, Inc. and Paul C. Heeschen (incorporated by reference to Exhibit 2.2 from the Form 8-K filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 4, 2009)

(d)(4)	Form of Stockholder Agreement dated as of November 2, 2009, between Peet’s Coffee & Tea, Inc. and certain directors and executive officers of Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.3 from the Form 8-K filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 4, 2009)

(d)(5)	Confidentiality Agreement, dated as of September 27, 2008, by and between Diedrich Coffee, Inc., Heeschen & Associates and Paul C. Heeschen, on the one hand, and Peet’s Coffee & Tea, Inc. on the other

(g)	Not applicable

(h)	Not applicable